EXHIBIT 1
                                                                     ---------

A COPY OF THIS PRELIMINARY SHORT FORM PROSPECTUS HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA BUT HAS NOT YET BECOME FINAL FOR THE PURPOSE OF THE SALE OF SECURITIES. INFORMATION CONTAINED IN THIS PRELIMINARY SHORT FORM PROSPECTUS MAY NOT BE COMPLETE AND MAY HAVE TO BE AMENDED. THE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THE SHORT FORM PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES.

NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE.

THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS. ACCORDINGLY, THESE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OF AMERICA OR TO A U.S. PERSON (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE 1933 ACT). THIS SHORT FORM PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES WITHIN THE UNITED STATES OF AMERICA. SEE "PLAN OF DISTRIBUTION".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE INTO THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. COPIES OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE MAY BE OBTAINED ON REQUEST WITHOUT CHARGE FROM THE SECRETARY OF PRIMEWEST AT 5100, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA, T2P 3Y7 (TELEPHONE (403) 234-6600) AND ARE ALSO AVAILABLE ELECTRONICALLY AT WWW.SEDAR.COM. FOR THE PURPOSE OF THE PROVINCE OF QUEBEC, THIS SIMPLIFIED PROSPECTUS CONTAINS INFORMATION TO BE COMPLETED BY CONSULTING THE PERMANENT INFORMATION RECORD. A COPY OF THE PERMANENT INFORMATION RECORD MAY BE OBTAINED FROM THE SECRETARY OF PRIMEWEST AT THE ABOVE-MENTIONED ADDRESS AND TELEPHONE NUMBER AND IS ALSO AVAILABLE ELECTRONICALLY AT WWW.SEDAR.COM.

                       PRELIMINARY SHORT FORM PROSPECTUS

NEW ISSUE                                                     DECEMBER 21, 2006
                           [GRAPHIC AND LOGO OMITTED]

                               P R I M E W E S T
                                 ENERGY TRUST

                                  $149,907,000
                             6,420,000 TRUST UNITS

                                      AND

                                  $200,000,000
         6.50% CONVERTIBLE UNSECURED SUBORDINATED SERIES III DEBENTURES

                                  TRUST UNITS

     PrimeWest Energy Trust (the "TRUST") is hereby qualifying for distribution 6,420,000 trust units ("TRUST UNITS") of the Trust. The outstanding Trust Units are listed on the Toronto Stock Exchange (the "TSX") under the symbol "PWI.UN" and the New York Stock Exchange ("NYSE") under the symbol "PWI". On December 20, 2006 the closing price of the Trust Units on the TSX was $23.30 per Trust Unit and the closing price of the Trust Units on the NYSE was U.S.$20.28 per Trust Unit. See "Details of the Offerings - Trust Units".

                             SERIES III DEBENTURES

     The Trust is also hereby qualifying for distribution $200,000,000 aggregate principal amount of 6.50% convertible unsecured subordinated series III debentures (the "SERIES III DEBENTURES") of the Trust at a price of $1,000 per Series III Debenture. The Series III Debentures have a maturity date of January 31, 2012 (the "SERIES III DEBENTURE MATURITY DATE").

     The Series III Debentures bear interest at an annual rate of 6.50% payable semi-annually on July 31 and January 31 in each year commencing July 31, 2007. The Series III Debentures are redeemable by the Trust at a price of $1,050 per Series III Debenture on or after February 1, 2010 and on or before January 31, 2011 and at a price of $1,025 per Series III Debenture on or after February 1, 2011 and before maturity on January 31, 2012, in each case, plus accrued and unpaid interest thereon, if any.

     The outstanding 7.50% Convertible Unsecured Subordinated Series I Debentures (the "SERIES I DEBENTURES") and the 7.75% Convertible Unsecured Subordinated Series II Debentures (the "SERIES II DEBENTURES") of the Trust are listed on the TSX. On December 20, 2006, the closing price of the Series I Debentures and Series II Debentures on the TSX was $103.75 and $104.00, respectively. See "Details of the Offerings - Series III Debentures".

-------------------------------------------------------------------------------
                 SERIES III DEBENTURE CONVERSION PRIVILEGE

     Each Series III Debenture will be  convertible  into Trust Units at the option of the holder at any time prior to the close of business on the earlier of the Series III Debenture Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Series III Debentures,  at a conversion price of $26.25 per Trust Unit, subject to adjustment in certain events. Holders converting their Series III Debentures will receive accrued and unpaid  interest  thereon.  Notwithstanding  the foregoing,  no
     Series III  Debentures  may be converted  during the three business days preceding July 31 and January 31 in each year, commencing July
     31, 2007, as the registers of Computershare Trust Company of Canada, as debenture trustee (the "DEBENTURE TRUSTEE") will be closed during those periods.
-------------------------------------------------------------------------------

     Prospective purchasers will have the option of purchasing Trust Units, Series III Debentures or a combination thereof.

     The Trust will utilize the proceeds of the offering of Trust Units and Series III Debentures to repay a portion of the $427.9 million of indebtedness that was outstanding on October 31, 2006 under the Credit Facilities (as hereinafter defined). See "Use of Proceeds".

     The Trust has applied to list the Trust Units and the Series III Debentures offered hereunder and the Trust Units issuable on the conversion, redemption and maturity of the Series III Debentures on the TSX and has applied to list the Trust Units offered hereunder and the Trust Units issuable on the conversion, redemption and maturity of the Series III Debentures on the NYSE. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX and the NYSE. The price of the Trust Units and the Series III Debentures offered hereunder was determined by negotiation between PrimeWest Energy Inc. ("PRIMEWEST"), on behalf of the Trust, and Scotia Capital Inc. and CIBC World Markets Inc., on their own behalf and on behalf of BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp., Dundee Securities Corporation and GMP Securities L.P. (collectively, the "UNDERWRITERS"). See "Details of the Offerings".

                                     ----------------------------------------------
                                               PRICE: $23.35 PER TRUST UNIT
                                             $1,000 PER SERIES III DEBENTURE
                                     ----------------------------------------------
                                      PRICE TO PUBLIC            UNDERWRITERS' FEE        NET PROCEEDS TO THE TRUST(1)
                                      ---------------            -----------------        ----------------------------
Per Trust Unit                         $       23.35               $      1.1675                 $      22.1825
     Total...........................  $ 149,907,000               $   7,495,350                 $  142,411,650

Per Series III Debenture               $       1,000               $          40                 $          960
     Total...........................  $ 200,000,000               $   8,000,000                 $  192,000,000

Total................................  $ 349,907,000               $  15,495,350                 $  334,411,650

NOTES:
(1)  Before deducting expenses of this offering, estimated to be $300,000.
(2) The Trust has granted to the Underwriters an option (the "TRUST UNIT OVER-ALLOTMENT OPTION") to purchase up to an additional 963,000 Trust Units at a price of $23.35 per Trust Unit on the same terms and conditions as the offering of the Trust Units, exercisable in whole or in part from time to time, not later than the 30th day following the closing of the offering to cover over-allotments, if any, and for market stabilization purposes. The Trust has also granted to the Underwriters an option (the "SERIES III OVER-ALLOTMENT OPTION", together with the Trust Unit Over-Allotment Option collectively, the "OVER-ALLOTMENT OPTIONS") to purchase up to an additional $30,000,000 aggregate principal amount of Series III Debentures at a price of $1,000 per Series III Debenture (plus accrued interest from the initial closing of the offering to the closing of the Series III Over-Allotment Option) on the same terms and conditions as the offering of the Series III Debentures, exercisable in whole or in part from time to time, not later than the 30th day following the closing of the offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Options are exercised in full, the Total Price to the Public, Underwriters' Fee and Net Proceeds to the Trust (before deducting expenses of the offering) will be $402,393,050, $17,819,652.50 and $384,573,397.50, respectively. This short form prospectus also qualifies for distribution the grant of the Over-Allotment Options and the issuance of Trust Units and/or Series III Debentures pursuant to the exercise of the Over-Allotment Options. See "Plan of Distribution".

     The Underwriters, as principals, conditionally offer the Trust Units and Series III Debentures, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement defined and referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Stikeman Elliott LLP and on behalf of the Underwriters by Macleod Dixon LLP.

                                           MAXIMUM SIZE OR                                               EXERCISE PRICE OR AVERAGE
                                        NUMBER OF SECURITIES                                                ACQUISITION PRICE
        UNDERWRITERS' POSITION                  HELD              EXERCISE PERIOD/ACQUISITION DATE
  ----------------------------------    ----------------------    ----------------------------------    ---------------------------
  Trust Unit Over-Allotment Option             963,000             Up to 30 days following Closing        $23.35 per Trust Unit
  ----------------------------------    ----------------------    ----------------------------------    ---------------------------
  Series III Over-Allotment Option           $30,000,000           Up to 30 days following Closing        $1,000 per Series III
                                          principal amount                                                      Debenture
  ----------------------------------    ----------------------    ----------------------------------    ---------------------------
  Total Securities Under Option            15% of offered
                                             securities
  ----------------------------------    ----------------------

     The return on the Trust Units and the return on the Trust Units issuable on the conversion, redemption or maturity of the Series III Debentures is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. ALTHOUGH THE TRUST INTENDS TO MAKE DISTRIBUTIONS OF A PORTION OF ITS AVAILABLE CASH TO HOLDERS OF ITS TRUST UNITS ("UNITHOLDERS"), THESE CASH DISTRIBUTIONS ARE NOT GUARANTEED AND MAY BE REDUCED OR SUSPENDED. The ability of the Trust to make cash distributions, and the actual amount distributed (which in any event is in the discretion of the directors of PrimeWest), will depend on numerous factors including, among other things: the financial performance of the Trust, debt obligations, working capital requirements and future capital requirements, all of which are susceptible to a number of risks. In addition, the market value of the Trust Units may decline if the Trust does not meet its cash distribution targets in the future, and that decline may be significant. Prospective purchasers of Trust Units should also consider the particular risk factors that may affect the industry in which the Trust operates, and therefore the stability of the distributions that Unitholders receive. See "Risk Factors". This section also describes the Trust's assessment of those risk factors, as well as potential consequences if a risk should occur.

     The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. Subject to the proposals released on October 31, 2006 by the Federal Minister of Finance (the "OCTOBER 31 PROPOSALS"), returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder who is resident in Canada for purposes of the Tax Act. Pursuant to the October 31 Proposals, commencing January 1, 2011 (provided the Trust only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Trust which would otherwise have been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Returns of capital generally are (and under the October 31 Proposals will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act). Distributions, whether of income or capital to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax. Prospective purchasers should consult their own tax advisors with respect to the Canadian income tax considerations applicable in their own circumstances. See "Canadian Federal Income Tax Considerations".

     Subscriptions for Trust Units and Series III Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about January 11, 2007 or such other date not later than January 22, 2007 as the Trust and the Underwriters may agree (the "CLOSING"). Certificates for the aggregate principal amount of the Series III Debentures will be issued in "book-entry only" form to CDS Clearing and Depository Services Inc. ("CDS") and will be deposited with CDS on the date of closing. No certificates evidencing the Series III Debentures will be issued to subscribers for Series III Debentures, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Subscribers for Series III Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Series III Debentures is purchased. Subject to applicable laws, the Underwriters may, in connection with the offering, effect transactions which stabilize or maintain the market price of the Trust Units or the Series III Debentures at levels other than those that might otherwise prevail on the open market. See "Plan of Distribution".

     EACH OF SCOTIA CAPITAL INC., CIBC WORLD MARKETS INC., BMO NESBITT BURNS INC., HSBC SECURITIES (CANADA) INC., NATIONAL BANK FINANCIAL INC., RBC DOMINION SECURITIES INC. AND TD SECURITIES INC. IS, DIRECTLY OR INDIRECTLY, A WHOLLY-OWNED OR MAJORITY-OWNED SUBSIDIARY OF A CANADIAN CHARTERED BANK WHICH, WITH ITS U.S.-BASED BRANCH, IS A LENDER TO THE TRUST, PRIMEWEST AND PRIMEWEST PARTNERSHIP (AS HEREINAFTER DEFINED) AND TO WHICH THE TRUST, PRIMEWEST AND PRIMEWEST PARTNERSHIP ARE CURRENTLY INDEBTED. CONSEQUENTLY, THE TRUST IS CONSIDERED TO BE A CONNECTED ISSUER OF EACH OF THESE UNDERWRITERS FOR THE PURPOSES OF CANADIAN SECURITIES LAWS. SEE "RELATIONSHIP BETWEEN THE TRUST AND CERTAIN UNDERWRITERS".

     THERE IS CURRENTLY NO MARKET THROUGH WHICH THE SERIES III DEBENTURES MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL SERIES III DEBENTURES PURCHASED UNDER THIS SHORT FORM PROSPECTUS. THIS MAY AFFECT THE PRICING OF THE SERIES III DEBENTURES IN THE SECONDARY MARKET, THE TRANSPARENCY AND AVAILABILITY OF TRADING PRICES AND THE LIQUIDITY OF THE SERIES III DEBENTURES. SEE "RISK FACTORS".

     THE TRUST UNITS AND THE SERIES III DEBENTURES ARE NOT "DEPOSITS" WITHIN THE MEANING OF THE CANADA DEPOSIT INSURANCE CORPORATION ACT (CANADA) AND ARE NOT INSURED UNDER THE PROVISIONS OF THAT ACT OR ANY OTHER LEGISLATION. FURTHERMORE, THE TRUST IS NOT A TRUST COMPANY AND, ACCORDINGLY, IT IS NOT REGISTERED UNDER ANY TRUST AND LOAN COMPANY LEGISLATION AS IT DOES NOT CARRY ON OR INTEND TO CARRY ON THE BUSINESS OF A TRUST COMPANY.

     Dominion Bond Rating Service Limited ("DBRS") has assigned a stability rating of STA-5 (low) to the Trust. On November 1, 2006, DBRS placed the stability ratings of select Canadian income trusts, including the Trust, and their long term debt ratings, "Under Review with Developing Implications" as a result of the October 31 Proposals. See "Stability Rating".

     Words importing the singular number only include the plural, and VICE VERSA, and words importing any gender include all genders. All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

     The Trust's principal and head office is located at 5100, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7 and PrimeWest's registered office is located at 4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta T2P 5C5.

                               TABLE OF CONTENTS


ELIGIBILITY FOR INVESTMENT..................................................5
NOTE REGARDING FORWARD-LOOKING STATEMENTS...................................6
PRESENTATION OF OUR FINANCIAL, RESERVE AND OTHER INFORMATION................8
NON-GAAP MEASURES...........................................................8
DOCUMENTS INCORPORATED BY REFERENCE.........................................9
PRIMEWEST ENERGY TRUST.....................................................10
RECENT DEVELOPMENTS........................................................12
DESCRIPTION OF TRUST UNITS.................................................12
INTEREST COVERAGE..........................................................13
CONSOLIDATED CAPITALIZATION OF THE TRUST...................................14
PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS..........................15
CASH DISTRIBUTIONS ON TRUST UNITS..........................................16
STABILITY RATING...........................................................16
USE OF PROCEEDS............................................................17
DETAILS OF THE OFFERINGS...................................................18
PLAN OF DISTRIBUTION.......................................................24
RELATIONSHIP BETWEEN THE TRUST AND CERTAIN UNDERWRITERS....................25
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS.................................25
LEGAL MATTERS..............................................................33
LEGAL PROCEEDINGS..........................................................33
INTERESTS OF EXPERTS.......................................................33
RISK FACTORS...............................................................34
AUDITORS, TRANSFER AGENT AND REGISTRAR.....................................35
STATUTORY AND CONTRACTUAL RIGHTS OF RESCISSION AND STATUTORY
  RIGHTS OF WITHDRAWAL ....................................................35
AUDITORS' CONSENT..........................................................37

CERTIFICATE OF PRIMEWEST..................................................C-1
CERTIFICATE OF THE UNDERWRITERS...........................................C-2


                           ELIGIBILITY FOR INVESTMENT

     In the opinion of Stikeman Elliott LLP and Macleod Dixon LLP, based on representations of PrimeWest as to certain factual matters and subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations", the Trust Units, the Series III Debentures and the Trust Units issuable on conversion, redemption or maturity of the Series III Debentures will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans ("RRSPS"), registered retirement income funds ("RRIFS"), deferred profit sharing plans ("DPSPS") (except, in the case of the Series III Debentures, a DPSP to which the Trust has made a contribution) and registered education savings plans ("RESPS" and collectively, "PLANS"). If the Trust ceases to qualify as a mutual fund trust, the Trust Units, the Series III Debentures and the Trust Units issuable on conversion, redemption or maturity of the Series III Debentures will cease to be qualified investments for such Plans. Adverse tax consequences may apply to a Plan, or an annuitant thereunder, if the Plan acquires or holds property that is not a qualified investment for the Plan.

     Where a Plan receives assets of the Trust as a result of a redemption of Trust Units, such assets may not be a qualified investment for the Plan under the Tax Act and this could give rise to adverse tax consequences to the Plan or the annuitant thereunder. Accordingly, Plans that own Trust Units should consult their own advisors before deciding to exercise the redemption rights thereunder.

     See also "Risk Factors - Risks Related to the Trust Structure and the Ownership of Trust Units" in the AIF.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference herein contain forward-looking statements with respect to the Trust, including forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.

     The use of any of the words "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "should", "believe", "outlook" and similar expressions are intended to identify forward-looking statements. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements.

     The Trust and PrimeWest believe the expectations reflected in those forward-looking statements are reasonable. However, neither the Trust nor PrimeWest can assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in, or incorporated by reference into, this prospectus. These statements speak only as of the date of this prospectus or as of the date specified in the documents incorporated by reference into this prospectus, as the case may be.

     In  particular,   this  prospectus,  and  the  documents  incorporated  by
reference, contain forward-looking statements pertaining to the following:

     o    The quantity and recoverability of the Trust's reserves;

     o    The timing and amount of future production;

     o    Prices for oil, natural gas and natural gas liquids produced;

     o    Operating and other costs;

     o    Business strategies and plans of management;

     o    Supply and demand for oil and natural gas;

     o Expectations regarding the Trust's ability to raise capital and to add to the Trust's reserves through acquisitions and exploration and development;

     o    The Trust's treatment under governmental regulatory regimes;

     o The focus of capital expenditures on development activity rather than exploration;

     o    The  sale,   farming  in,  farming  out  or  development  of  certain
          exploration properties using third-party resources;

     o The objective to achieve a predictable level of monthly cash distributions;

     o The intention of maintaining a payout ratio of distributions to cash flow from operations within any range;

     o The use of development activity and acquisitions to replace and add to reserves;

     o The impact of changes in oil and natural gas prices on cash flow after hedging;

     o    Drilling plans;

     o The existence, operations and strategy of the commodity price risk management program;

     o The approximate and maximum amount of forward sales and hedging to be employed;

     o The Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;

     o The impact of the Canadian federal and provincial governmental regulations on the Trust relative to other oil and natural gas issuers of similar size;

     o The goal to sustain or grow production and reserves through prudent management and acquisitions;

     o    The emergence of accretive growth opportunities; and

     o The Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

     With respect to forward-looking statements contained in this prospectus, including the documents incorporated herein by reference, the Trust and PrimeWest have made assumptions regarding, among other things:

     o Future oil and natural gas prices and differentials between light, medium and heavy oil prices;

     o    The cost of expanding the Trust's property holdings;

     o The Trust's ability to obtain equipment in a timely manner to carry out development activities;

     o The Trust's ability to market the Trust's oil and natural gas successfully to current and new customers;

     o    The impact of increasing competition;

     o    The Trust's ability to obtain financing on acceptable terms; and

     o The Trust's ability to add production and reserves through the Trust's development and exploitation activities.

     The Trust's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this prospectus and the documents incorporated by reference in this prospectus:

     o    Volatility in market prices for oil and natural gas;

     o    The impact of weather conditions on seasonal demand;

     o    Risks inherent in the Trust's oil and natural gas operations;

     o    Uncertainties associated with estimating reserves;

     o    Competition  for,  among  other  things:  capital,   acquisitions  of
          reserves, undeveloped lands and skilled personnel;

     o    Incorrect assessments of the value of acquisitions;

     o    Geological, technical, drilling and processing problems;

     o    General  economic   conditions  in  Canada,  the  United  States  and
          globally;

     o Industry conditions, including fluctuations in the price of oil and natural gas;

     o Changes in royalties payable in respect of the Trust's oil and natural gas production;

     o Government regulation of the oil and natural gas industry, including environmental regulation;

     o    Fluctuation in foreign exchange or interest rates;

     o Unanticipated operating events that could reduce production or cause production to be shut-in or delayed;

     o Failure to obtain industry partner and other third-party consents and approvals, when required;

     o    Stock market volatility and market valuations;

     o OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels;

     o Political uncertainty, including the risks of hostilities in the petroleum-producing regions of the world;

     o    The need to obtain required approvals from regulatory authorities;

     o Changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts, including the effects that such changes may have on Unitholders, including any differential effects relating to a Unitholder's country of residence; and

     o The other factors discussed under "Risk Factors" contained in this prospectus.

     These factors should not be construed as exhaustive. The forward-looking statements contained in this prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. None of the Trust, PrimeWest nor any of the Underwriters undertake any obligation to publicly update or revise any forward-looking statements, except as required by law.

          PRESENTATION OF OUR FINANCIAL, RESERVE AND OTHER INFORMATION

     Unless indicated otherwise, financial information in this prospectus, including the documents incorporated by reference herein, has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Canadian GAAP differs in some significant respects from U.S. GAAP and thus the Trust's financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to the Trust are summarized in note 20 to the Trust's annual audited consolidated financial statements incorporated herein by reference.

     The United States Securities and Exchange Commission (the "SEC") generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. The securities regulatory authorities in Canada have adopted NI 51-101 - STANDARDS OF DISCLOSURE FOR OIL AND GAS ACTIVITIES ("NI 51-101"), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves but also probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves. Because the Trust is permitted to disclose reserves in accordance with Canadian disclosure requirements, the Trust has disclosed in this prospectus and in the documents incorporated by reference reserves designated as "Probable". If required to be prepared in accordance with U.S. disclosure requirements, the SEC's guidelines would prohibit reserves in these categories from being included. Moreover, in accordance with Canadian practice, the Trust has determined and disclosed estimated future net cash flow from its reserves using both escalated and constant prices and costs; for the constant prices and costs case, prices and costs in effect as of December 31, 2005 were held constant for the economic life of the reserves. The SEC does not permit the disclosure of estimated future net cash flow from reserves based on escalating prices and costs and generally requires that prices and costs be held constant at levels in effect at the date of the reserve report. Additional information prepared in accordance with United States Statement of Financial Accounting Standards No. 69 "Disclosures About Oil and Gas Producing Activities" relating to the Trust's oil and gas reserves is set forth in the Trust's annual audited consolidated financial statements incorporated herein by reference. Unless otherwise stated, all of the reserves information contained in this prospectus, including the documents incorporated herein by reference, has been calculated and reported in accordance with NI 51-101.

                               NON-GAAP MEASURES

     In this prospectus and the documents incorporated by reference in this prospectus, the Trust uses the terms "cash flow", "cash flow from operations" and "cash available for distribution" to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. "Cash flow", "cash flow from operations" and "cash available for distribution" are not measures recognized by Canadian GAAP and do not have standardized meanings prescribed by GAAP. Therefore, "cash flow", "cash flow from operations" and "cash available for distribution" of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow", "cash flow from operations" and "cash available for distribution" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. All references to "cash flow" and "cash flow from operations" are based on cash flow before changes in non-cash working capital related to operating activities, as presented in the consolidated financial statements of the Trust. Cash available for distribution cannot be assured and future distributions may vary. The Trust uses such terms and, particularly, "cash available for distribution" as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that "cash available for distribution" is a useful supplemental measure as it provides investors with information of what cash is available for distribution from the Trust to Unitholders in such periods.

                      DOCUMENTS INCORPORATED BY REFERENCE

     INFORMATION  HAS BEEN  INCORPORATED  BY  REFERENCE  INTO THIS  SHORT  FORM
PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of PrimeWest at 5100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7 (telephone (403) 234-6600). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of PrimeWest at the above-mentioned address and telephone number. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

     The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

     (a) the annual information form of the Trust dated March 15, 2006 (the "AIF");

     (b) management's discussion and analysis of the financial condition and operations of the Trust for the year ended December 31, 2005, including the consolidated balance sheets of the Trust as at December 31, 2005 and 2004 and the consolidated statements of income, changes in Unitholders' equity and cash flow for the years ended December 31, 2005, 2004 and 2003, together with the notes thereto and the auditors' report thereon;

     (c) the Management Proxy Circular of the Trust relating to the annual general and special meeting of the Unitholders held on May 4, 2006 (the "PROXY CIRCULAR");

     (d) management's discussion and analysis of the financial condition and operations of the Trust and the unaudited comparative consolidated financial statements of the Trust as at and for the nine months ended September 30, 2006, together with the notes thereto; and

     (e) the material change report of the Trust dated July 14, 2006 relating to the indirect acquisition by the Trust of producing oil and gas assets located in Montana, North Dakota, Wyoming and Saskatchewan for approximately U.S.$303 million.

     Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

     ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS SHORT FORM PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO

MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

                             PRIMEWEST ENERGY TRUST

THE TRUST

     The Trust is an open-end investment trust created under the laws of Alberta pursuant to a declaration of trust dated as of August 2, 1996, as amended and restated, among the settlor of the Trust, PrimeWest and Montreal Trust Company of Canada (the "DECLARATION OF TRUST"). Computershare Trust Company of Canada is the trustee of the Trust (the "TRUSTEE"). The beneficiaries of the Trust are the Unitholders.

     The principal undertaking of the Trust is to acquire and hold, directly and indirectly, interests in oil and natural gas properties. One of the Trust's primary assets is currently a royalty (the "ROYALTY") equal to approximately 99% of the net cash flow generated by the oil and natural gas interests held from time to time by PrimeWest, after certain costs and deductions. A portion of the net cash flow received by the Trust is distributed monthly to Unitholders. The Trust also lends money to PrimeWest to allow it to make further acquisitions and develop its properties. The interest income earned on funds lent to PrimeWest is also distributed monthly to Unitholders. See "Description of the Royalty" below.

DESCRIPTION OF THE ROYALTY

     The Trust's primary sources of net cash flow are payments received from the Royalty issued to the Trust by PrimeWest on the production from its oil and natural gas properties and interest and principal payments on debt issued to the Trust by PrimeWest. For a complete description of the Royalty prospective purchasers should refer to the Royalty Agreements (as defined below), copies of which are available on SEDAR and at www.sec.gov.

     The Royalty is payable to the Trust under a royalty agreement between the Trust and PrimeWest and a royalty agreement between PrimeWest and a prior subsidiary of PrimeWest that was assigned by PrimeWest to the Trust (collectively, the "ROYALTY AGREEMENTS"). Pursuant to the Royalty Agreements, PrimeWest is required to pay to the Trust the Royalty with respect to a particular month on the 15th day (or the next business day if the 15th is not a business day) of the month following. The Royalty is in an amount equal to 99% of the aggregate of the production revenues generated by the oil and natural gas interests held from time to time by PrimeWest and certain other revenues, net of certain permitted costs and deductions. The Royalty does not constitute an interest in land.

     The Royalty created by the Royalty Agreements attaches not only to the properties presently owned by PrimeWest, but also to the properties PrimeWest acquires from time to time. In the event of a future acquisition, the Royalty Agreements require the Trust to make certain payments to PrimeWest in an amount equal to 99% of the aggregate of the portion of the acquisition costs attributable to Canadian resource properties and certain of the capital expenditures in respect of the properties being acquired. These payments are referred to as "deferred purchase price obligations" and are payable provided that, among other things, the Trust is able to fund the deferred purchase price obligations from the issuance of additional Trust Units, borrowings, the proceeds of dispositions from other properties or the proceeds of dispositions of the royalty sold in a concurrent disposition. As a result of the deferred purchase price obligation, the Trust will provide PrimeWest with 99% of the funding it requires to acquire additional resource properties. The remaining 1% of the cost of such properties will be borne by PrimeWest using its own working capital or funds borrowed by it for such purposes.

STRUCTURE OF THE TRUST

     The following diagram illustrates the structure of the Trust, the material subsidiaries of the Trust, the jurisdiction of incorporation or formation of each such entity and the flow of funds from the oil and natural gas properties owned by PrimeWest to the Trust, and from the Trust to Unitholders, is set forth below.

                                       / \
                                      /   \
                                     /     \
                                    / TRUST \
                                   /         \    ALBERTA
                                  /___________\
                _______________________ |
      100%     /                        |  100%
     Common   /                 -----------------
     Shares  /                      PRIMEWEST
            /     100%          -----------------
           /   Preferred                |
          /      Shares            99%  |             --------------------
         /                              |               PRIMEWEST AMERICA
 -----------------                      |                       INC.
     PRIMEWEST                          |             --------------------
   PETROLEUM INC.                       |              /                Alberta
 -----------------                      |             / 1%
        |        \ Colorado             |            /
        |         \          ------------------------
   U.S. ASSETS     \                PRIMEWEST
                    \          ENERGY NORTH AMERICA
                     \             PARTNERSHIP
                      \      ------------------------   Alberta
                       \                |
                        \       ------------------
          Inter-company  \       PRIMWEST ENERGY
              loan        \      DEVELOPMENT ULC
                           \    ------------------   Alberta
                            \           |
                             \  ------------------
                              \  PRIMEWEST OIL LLC
                                ------------------   Colorado


PRIMEWEST

     PrimeWest was incorporated under the BUSINESS CORPORATIONS ACT (Alberta) on March 4, 1996 and was amalgamated with PrimeWest Oil and Gas Corp., PrimeWest Royalty Corp. and PrimeWest Resources Ltd. on January 1, 2002, with
PrimeWest Management Inc. and another subsidiary on November 6, 2002 and with PrimeWest Gas Corp. on December 31, 2005, in each case continuing as PrimeWest Energy Inc. All of the issued and outstanding voting shares of PrimeWest are currently held by the Trust.

     The business of PrimeWest is the acquisition, development, exploitation, production and marketing of oil and natural gas and granting the Royalty to the Trust.

     The capital structure of PrimeWest includes exchangeable shares (the "EXCHANGEABLE SHARES"). The Exchangeable Shares were issued in connection with previous corporate acquisitions. As at September 30, 2006, there were issued and outstanding 1,124,068 Exchangeable Shares, which were exchangeable at that time into approximately 694,348 Trust Units based on a ratio which is adjusted and increased on each date that the Trust pays a distribution to its Unitholders. As at December 15, 2006, the exchange ratio was 0.63765 Trust Units for each Exchangeable Share. The outstanding Exchangeable Shares are traded on the TSX under the trading symbol "PWX".

                              RECENT DEVELOPMENTS

     On July 6, 2006 PrimeWest completed the acquisition, indirectly through a wholly-owned U.S. subsidiary, of producing oil and gas assets located in Montana, North Dakota, Wyoming and Saskatchewan for total consideration of approximately U.S.$303 million ($336.7 million using a Canadian to U.S. dollar exchange rate of 0.90) (the "ACQUISITION"). To finance the Acquisition, PrimeWest utilized its existing credit lines plus a supplementary bridge credit facility of $150 million. See "Consolidated Capitalization of the Trust" and "Relationship Between the Trust and Certain Underwriters".

     This Acquisition established a new operating area for PrimeWest within the Williston Basin, with significant secondary and tertiary development potential. Current production is approximately 2,800 barrels of oil equivalent ("BOE") per day. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of 6 mcf to one barrel. That conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE's may be misleading, particularly if used in isolation.

     Approximately 94% of this production is crude oil, of which 80% is light crude oil with an average 38-degree API, produced primarily from the Mississippian and Devonian formations. Prior to the Acquisition, PrimeWest's production was weighted 73% to natural gas and 27% to crude oil and other liquids. The Acquisition changed the weighting to 68% to natural gas and 32% to crude oil and other liquids.

     The properties acquired pursuant to the Acquisition are long-life assets with a reserve life index on a proved plus probable basis of 24.8 years and are therefore accretive to PrimeWest's total proved plus probable reserve life index, increasing it from 11.2 years at the end of 2005, to 12.3 years. There are a number of infill drilling and waterflood optimization opportunities on these properties that comprise approximately 47,000 net acres of land. PrimeWest is the operator of the majority of the acquired properties and holds an average working interest of over 95%. Further highlights of the Acquisition are as follows:

     o approximately 20.4 million BOE of proved reserves and 28.9 million BOE of proved plus probable reserves acquired pursuant to the Acquisition were evaluated in an independent engineering assessment completed by GLJ Petroleum Consultants Ltd. ("GLJ") dated May 26,
          2006 (the "GLJ ACQUISITION REPORT") in accordance with NI 51-101. Approximately two thirds of the reserves fall into the proved category and are expected to require up to U.S.$100 million of additional future capital to fully develop;

     o the major fields included in the Acquisition are Flat Lake, Dwyer and Goose Lake in Montana; Rival, Grenora, Alexander, Wiley, Glenburn and Sherwood in North Dakota; and Rocky Point in Wyoming. The most prolific field is Flat Lake, which is geologically similar to the producing fields found immediately north of the Canada/U.S. border in the Province of Saskatchewan;

     o operating costs for the acquired assets for the balance of 2006 are estimated to be approximately $14.00 per BOE, due to a higher than normal level of maintenance expenses;

     o PrimeWest expects to invest approximately $10.0 million of capital for the remainder of 2006. A number of drilling opportunities have already been identified, most of which are infill horizontal wells. Current well spacing on these properties ranges from 80 to 160 acres, making them relatively undeveloped when compared to similar pools in Saskatchewan. PrimeWest's total capital expenditures for 2006 are now forecast to be approximately $275 million;

     o additional upside opportunities in the form of higher density infill drilling, waterflood optimization, and possible future enhanced oil recovery projects have been delineated, based on preliminary mapping by PrimeWest and a separate study conducted by an independent third party consultant. These upside opportunities are in addition to the proved plus probable reserves identified by GLJ; and

     o PrimeWest now estimates that its full year total production for 2006 will be 39,000 to 40,000 BOE per day.

                           DESCRIPTION OF TRUST UNITS

     The following is a summary of the material attributes and characteristics of the Trust Units. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the Declaration of Trust. A summary of certain provisions of the Declaration of Trust, in addition to those establishing the terms of the Trust Units, is contained in
Item 1 of the AIF incorporated herein by reference.

     Each Trust Unit represents an equal undivided beneficial interest in the Trust. Each Trust Unit shares equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. Except as otherwise set forth in the documents incorporated herein by reference, no Unitholder is liable to pay any further calls or assessments in respect of the Trust Units and no conversion, retraction, redemption or pre-emptive rights attach to the Trust Units. Unitholders have a right of redemption as further described under the heading "- Redemption Right" in Item 1 of the AIF incorporated herein by reference.

     An unlimited number of Trust Units have been authorized and may be issued pursuant to the Declaration of Trust. At September 30, 2006, there were 82,719,272 Trust Units outstanding. The Declaration of Trust provides for, among other things, the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustee of the Trust and the form of Trust Unit certificates. The Declaration of Trust may be amended from time to time. Substantive amendments to the Declaration of Trust, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, will require approval by a special meeting of Unitholders at which a resolution must be passed by a majority of not less than 66% of the votes cast, either in person or by proxy, at such meeting.

CASH DISTRIBUTIONS

     Unitholders of record on the fifth trading day following the 15th day of each month in respect of which a cash distribution has been declared are entitled to receive cash distributions of distributable income of the Trust in respect of that month. Such distributions are made on or about the 15th day of the following month. DBRS has assigned a stability rating of STA-5 (low) to the Trust. See also "Cash Distributions on Trust Units" and "Stability Rating" below.

ADDITIONAL INFORMATION

     For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, possible restrictions on non-resident Unitholders, the redemption right attached to the Trust Units, meetings of Unitholders, and amendments to the Declaration of Trust, see Item 1 of the AIF incorporated herein by reference.


                               INTEREST COVERAGE

     The following interest coverages are calculated on a consolidated basis for each of the twelve month periods ended December 31, 2005 and September 30, 2006 and are based on audited financial information in the case of December 31, 2005, and unaudited financial information in the case of September 30, 2006.

     The earnings of the Trust before interest and income tax expense for the twelve-month periods ended December 31, 2005 and September 30, 2006 were $223.8 million and $307.7 million, respectively. The interest expense for the twelve-month periods ended December 31, 2005 and September 30, 2006, was $28.3 million and $27.1 million, respectively, for a ratio of 8 and 11 times, respectively.

     After giving effect to the issuance of the Series III Debentures, the PRO FORMA earnings of the Trust before interest and income tax expense for the twelve-month periods ended December 31, 2005 and September 30, 2006 were $223.8 million and $307.7 million, respectively. After giving effect to the accounting treatment of the Series III Debentures whereby $192.9 million will be included in long term debt and $7.1 million will be included in equity, the PRO FORMA interest expense for the twelve-month periods ended December 31, 2005 and September 30, 2006 was $41.8 million and $40.6 million, respectively, for a ratio of 5 and 8 times, respectively. Assuming the exercise of the Series III Over-Allotment Option in full, the PRO FORMA interest expense for the twelve month periods ended December 31, 2005 and September 30, 2006 is $43.7 million and $42.6 million, respectively, for a ratio of 5 and 7 times, respectively.

                    CONSOLIDATED CAPITALIZATION OF THE TRUST

     The following table sets forth the consolidated capitalization of the Trust as at December 31, 2005 and as at September 30, 2006, both before and after giving effect to the offering:

                                                                                                             AS AT
                                                                                    AS AT             SEPTEMBER 30, 2006
                                                                              SEPTEMBER 30, 2006             AFTER
                                                                             BEFORE GIVING EFFECT    GIVING EFFECT TO THE
                                                      AS AT DECEMBER 31,       TO THE OFFERING             OFFERING
       DESIGNATION                  AUTHORIZED               2005                (UNAUDITED)            (UNAUDITED)(9)
------------------------------------------------------------------------------------------------------------------------------
Long Term Debt
  Credit Facilities(1)(2)            $625,500,000         $153,000,000           $419,700,000              $85,588,000
  Senior Secured Notes(3)        U.S.$125,000,000         $145,375,000           $139,700,000             $139,712,500
  U.K. Notes(4)                 (pound)63,000,000            --                   $131,500,000            $131,500,000
Series I Debentures(5)               $150,000,000          $33,002,000            $23,976,000              $23,976,000
Series II Debentures(5)              $100,000,000          $22,829,000            $14,893,000              $14,893,000
Series III Debentures(6)             $200,000,000             --                     --                   $192,908,000
Unitholders' Equity                     Unlimited       $1,359,900,000         $1,399,900,000           $1,549,104,000
                                                          (79,666,352         (82,719,272 Trust        (89,139,272 Trust
                                                        Trust Units)(7)             Units)(8)                Units)

NOTES:
(1) PrimeWest refinanced its bank credit facilities, including the credit facility made available to PrimeWest Energy North America Partnership ("PRIMEWEST PARTNERSHIP"), a U.S. subsidiary of PrimeWest, in connection with the completion of the Acquisition. PrimeWest, the Trust and PrimeWest Partnership now have bank credit facilities available to them in the aggregate amount of $625,500,000, which include a bridge facility in the amount of $150,000,000 (collectively, the "CREDIT FACILITIES"). The bridge facility matures on April 26, 2007. All amounts outstanding under the bank credit facilities are secured by a floating charge oil and gas debenture over all of the present and after-acquired assets of the Trust and its subsidiaries. The bank credit facilities, other than the bridge facility (collectively, the "REVOLVING FACILITIES"), revolve until June 30, 2007, at which time the lenders may extend the revolving period for a further 364 days or convert the Revolving Facilities to a term facility. If the lenders convert the Revolving Facilities to a term facility, 60% of the aggregate principal amount of the Revolving Facilities shall be repayable on the date that is one year after the date of conversion, and the remaining 40% of that aggregate principal amount shall be repayable on the date that is two years after the date of conversion. The next review of the borrowing base is to take place on May 31, 2007 and annually thereafter. The Trust will use the proceeds of the offering of Trust Units and Series III Debentures to repay a portion of the $427.9 million of indebtedness that was outstanding as of October 31, 2006 under the Credit Facilities. See "Use of Proceeds".
(2) Includes current portion of long-term debt and bank overdrafts, but does not include outstanding letters of credit having an aggregate face value of $6.6 million as at December 31, 2005 and $6.8 million as at September 30, 2006.
(3) On May 7, 2003, PrimeWest replaced a portion of its bank debt with Senior Secured Notes ("Notes") in the amount of U.S. $125 million. The Notes have a final maturity date of May 7, 2010, and bear interest at 4.19% per annum, with interest paid semi-annually on November 7 and May 7 of each year. The terms of the Notes require PrimeWest to make four annual principal repayments of U.S. $31,250,000 each, commencing May 7, 2007. Security for amounts outstanding under the Notes is provided by, among other things, a floating charge oil and gas debenture over all of the present and after-acquired assets of the Trust and its subsidiaries. Amounts reflect the Canadian/U.S. dollar exchange rate of 1.1177 on September 30, 2006.
(4) On June 14, 2006 PrimeWest completed a private placement of (pound)63,000,000 of senior secured noteS due June 14, 2016 (the "U.K. NOTES"), bearing interest at an effective rate of 5.93% per annum.
     Security for amounts outstanding under the U.K. notes is provided by, among other things, a floating charge oil and gas debenture over all of the present and after-acquired assets of the Trust and its subsidiaries. Amounts reflect the Canadian/Pound Sterling exchange rate of 2.0874 on September 30, 2006.
(5) The Series I Debentures bear interest at an annual rate of 7.50% payable semi-annually on March 31 and September 30 in each year. The Series I Debentures are redeemable by the Trust at a price of $1,050 per Series I Debenture after September 30, 2007 and on or before September 30, 2008, and at a price of $1,025 per Series I Debenture after September 30, 2008 and before maturity on September 30, 2009, in each case, plus accrued and unpaid interest thereon, if any. Each Series I Debenture is convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of September 30, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Series I Debentures, at a conversion price of $26.50 per Trust Unit, subject to adjustment in certain events. Holders converting their Series I Debentures will receive accrued and unpaid interest thereon. The Series II Debentures bear interest at an annual rate of 7.75% payable semi-annually on June 30 and December 30 in each year. The Series II Debentures are redeemable by the Trust at a price of $1,050 per Series II Debenture after December 31, 2007 and on or before December 31, 2008, at a price of $1,025 per Series II Debenture after December 31, 2008 and on or before December 31, 2009, and at a price of $1,000 per Series II Debenture after December 31, 2009 and before maturity on December 31, 2011, in each case, plus accrued and unpaid interest thereon, if any. Each Series II Debenture will be convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of December 31, 2011 and the business day immediately preceding the date specified by the Trust for redemption of the Series II Debentures, at a conversion price of $26.50 per Trust Unit, subject to adjustment in certain events. Holders converting their Series II Debentures will receive accrued and unpaid interest thereon.
(6) See "Details of the Offerings - Series III Debentures" for a description of the Series III Debentures.

(7) As at December 31, 2005, the Trust's Unitholders' equity consisted of $2,294,300,000 of net capital contributions, $303,800,000 of accumulated income, $3,600,000 of capital issued but not distributed, $1,800,000 attributable to the Series I Debentures and Series II Debentures and $8,700,000 of contributed surplus, less $1,244,300,000 of cash distributions and $8,000,000 of accumulated dividends. As at December 31, 2005, the Trust had outstanding 4,169,175 unit appreciation rights ("UARs") pursuant to the Trust's long term incentive plan. Of these, 1,745,233 UARs were vested and would result in the issuance of 1,220,958 Trust Units if exercised. In addition, 1,219,335 Exchangeable Shares, exchangeable into 687,693 Trust Units, were outstanding at December 31, 2005.
(8) As at September 30, 2006, the Trust's Unitholders' equity consisted of $2,378,300,000 of net capital contributions, $502,500,000 of accumulated income, $3,400,000 of capital issued but not distributed, $1,200,000 attributable to the Series I Debentures and Series II Debentures and $10,700,000 of contributed surplus, less $1,487,800,000 of cash distributions, $8,000,000 of accumulated dividends and $400,000 attributable to the cumulative translation account. As at September 30, 2006, the Trust had outstanding 4,563,615 UARs pursuant to the Trust's long term incentive plan. Of these, 2,118,719 UARs were vested and would result in the issuance of 913,460 Trust Units if exercised. In addition, 1,124,068 Exchangeable Shares, exchangeable into approximately 694,348 Trust Units, were outstanding at September 30, 2006.
(9) Based on the issuance of 6,420,000 Trust Units and $200,000,000 aggregate principal amount of Series III Debentures for aggregate gross proceeds of $349,907,000 less the Underwriters' fee of $15,495,350 and expenses of the issue estimated to be $300,000, the net proceeds from this issue are estimated to be $334,111,650. If the Over-Allotment Options are exercised in full, the gross proceeds, Underwriters' fee and net proceeds (less expenses of the issue) will be $402,393,050, $17,819,652.50 and
     $384,273,397.50 respectively.


               PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

     The outstanding Trust Units are traded on the TSX under the trading symbol "PWI.UN" and on the NYSE under the symbol "PWI". The following table sets forth the price range and trading volume of the Trust Units as reported by the TSX and the NYSE for the periods indicated:

                                     TORONTO STOCK EXCHANGE                            NEW YORK STOCK EXCHANGE
                             -----------------------------------------------------------------------------------------------
                                                                                                                   AVERAGE
                                                                                                                    DAILY
                                                         AVERAGE DAILY                                             TRADING
                              HIGH            LOW        TRADING VOLUME            HIGH                LOW          VOLUME
                             -----------------------------------------------------------------------------------------------
2004
    Fourth Quarter..         $28.33         $25.06          255,944       U.S. $    22.98    U.S. $    20.85       542,483
2005
    First Quarter ..         $32.00         $26.15          269,714                 26.60              21.30       536,170
    Second Quarter..         $31.68         $28.35          202,225                 25.59              22.50       377,264
    Third Quarter...         $36.42         $30.86          183,469                 31.37              25.15       445,338
    Fourth Quarter..         $37.68         $30.55          199,849                 32.57              25.71       480,603

2006
    First Quarter...         $38.14         $30.73          248,573                 32.90              25.25       463,387
    Second Quarter..         $35.30         $31.20          253,976                 31.00              27.25       438,922
    July............         $35.51         $32.51          173,010                 31.40              29.11       337,295
    August..........         $35.77         $33.41          149,236                 31.50              30.13       275,013
    September.......         $33.91         $26.64          352,535                 30.51              23.80       737,090
    October.........         $29.21         $24.16          378,586                 25.94              21.40       564,100
    November........         $27.50         $20.92          443,182                 24.99              18.37     1,166,057
    December (1 - 20)        $25.25         $23.21          335,701                 22.01              20.24       497,321

     On December 20, 2006 the closing price per Trust Unit on the TSX was $23.30 and the closing price per Trust Unit on the NYSE was U.S.$20.28.

                       CASH DISTRIBUTIONS ON TRUST UNITS

RECORD OF CASH DISTRIBUTIONS ON TRUST UNITS

     The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since January 2004.

------------------------------------------------------------------------------------------------------------------------
DISTRIBUTION DATE          MONTH                           2006                       2005                     2004
------------------------------------------------------------------------------------------------------------------------
February 15                January                      $  0.36                    $  0.30                  $  0.32
March 15                   February                        0.36                       0.30                     0.25
April 15                   March                           0.36                       0.30                     0.25
May 15                     April                           0.36                       0.30                     0.25
June 15                    May                             0.36                       0.30                     0.25
July 15                    June                            0.30                       0.30                     0.25
August 15                  July                            0.30                       0.30                     0.25
September 15               August                          0.30                       0.30                     0.275
October 15                 September                       0.30                       0.30                     0.30
November 15                October                         0.25                       0.30                     0.30
December 15                November                        0.25                       0.30                     0.30
January 15                 December                        0.25 (1)                   0.36                     0.30

NOTES:
(1) Payment will be made on January 15, 2007 to Unitholders of record on December 22, 2006.
(2) The historical distributions described above may not be reflective of future distributions which are subject to review and determination by the board of directors of PrimeWest. See "Distribution Policy" below.

DISTRIBUTION POLICY

     Cash distributions to Unitholders are at the discretion of the board of directors of PrimeWest and can fluctuate depending on the cash flow generated from operations. The cash flow available for distribution is dependent upon many factors, including fluctuations in the quantity of petroleum and natural gas substances produced, prices received for that production, hedging contract receipts and payments, currency exchange rates, taxes and direct expenses of the Trust, as well as reclamation fund contributions, current and future capital expenditures and operating costs, debt service charges and general and administrative expenses determined necessary by PrimeWest. The Trust receives monthly revenues pursuant to the Royalty in an amount determined, in part, by the directors of PrimeWest, as well as income from other sources, and distributes a portion of these revenues to Unitholders monthly. See "Description of the Royalty" above.

     Since August 2003, the Trust has followed a strategy of maintaining a distribution payout ratio of approximately 70 - 90% of cash flow from operations, calculated on an annual basis, recognizing that, during periods of volatile commodity prices, the payout ratio may temporarily move out of range. The board of directors of PrimeWest considers a variety of factors in establishing the monthly distribution level, including, but not limited to: commodity price outlook, cash flow forecast, capital development plans, debt levels, tax considerations and competitive industry distribution practices. The Trust believes that this strategy provides the Trust with greater financial flexibility while reducing the cost and potential dilution associated with financing activities.

     Due to strong natural gas prices during late 2005, the monthly distribution was raised to $0.36 per Trust Unit effective on the January 13, 2006 distribution payment date. However, the significant weakening in natural gas prices that has occurred during 2006 has necessitated two adjustments in 2006, initially to $0.30 per Trust Unit and most recently to $0.25 per Trust Unit.

                               STABILITY RATING

     DBRS maintains a stability rating system for income funds to provide an indication of both the stability and sustainability of cash distributions per trust unit, which is essentially an assessment of an income fund's ability to generate sufficient cash to pay out a stable level of distributions on a per unit basis over the longer term. The DBRS stability ratings provide opinions and research on funds related to stability and sustainability of distributions over time and are not a recommendation to buy, sell or hold the trust units. In determining a DBRS stability rating, the following factors are evaluated: (1) operating characteristics, (2) asset quality, (3) financial profile, (4) diversification, (5) size and market position, (6) sponsorship/governance, and
(7) growth. The rating categories range from STA-1 being the highest stability and sustainability of distributions per unit to STA-7 being poor stability and sustainability with each category refined into further subcategories of high, middle and low providing a total of 21 possible rating categories.

     On November 18, 2004, DBRS initiated coverage of the Trust and assigned a stability rating of STA-5 (low) taking into consideration the acquisition of all of the Canadian oil and natural gas reserves and related assets of Calpine Canada Natural Gas Partnership and trust units of Calpine Natural Gas Trust in September 2004 for $806 million (collectively, the "CALPINE TRANSACTION"). The assigned rating reflected that: (a) operating characteristics were considered "weak" given the price volatility for energy prices, difficulties the Trust had replacing reserves, and the downward trend in production and reserves on a per unit basis; (b) financial flexibility had been significantly reduced after the Calpine transaction; and (c) the Trust was one of the larger oil and gas trusts in Canada and ranked "superior" in size and market position with low operating costs relative to peer averages. The Calpine Transaction added longer-life assets, with development opportunities that were anticipated to better position the Trust to grow internally.

     On June 26, 2006, DBRS confirmed the rating of the Trust at STA-5 (low), following the announced agreement to acquire oil and gas properties in the U.S. for $336.7 million. See "Recent Developments".

     The transaction was viewed by DBRS as positive, and the confirmation reflected the following considerations by DBRS:

     (a) the acquired assets represent PrimeWest's strategic expansion into the U.S. and establish a new core operating area. This acquisition will provide the Trust with a platform to pursue future growth opportunities outside of the highly competitive environment in western Canada;

     (b) the acquired long life properties in the U.S. improve overall reserve life index from 8.3 years to an estimated 9.1 years, based on proved reserves, comparing favourably with peer average. In addition, PrimeWest will be the operator of the majority of properties, which is consistent with the Trust's existing high percentage of operated properties (over 80%); and

     (c) the transaction modestly improves the Trust's production mix balance between natural gas (66%) and crude oil and natural gas liquids (68% natural gas previously). This improves cash flow diversification and lessens the Trust's exposure to highly volatile North America natural gas prices.

     On November 1, 2006, DBRS placed the stability ratings of select Canadian income trusts, including the Trust, and their long-term debt ratings, as well as those of their related entities, "Under Review with Developing Implications", as a result of the October 31 Proposals. While there is no guarantee that the proposals will pass through the legislative process, the changes would mean existing income trusts would become taxable beginning in 2011. See "Canadian Federal Income Tax Considerations".

     According to DBRS, for trusts that simply plan to reduce the level of their distributions to unitholders to reflect the additional tax burden, the reduction would be viewed as a one time event and DBRS's analytical focus would then be on the stability and sustainability of distributions following the adjustments. Under this scenario, the debt and stability ratings would likely be confirmed. However, the proposed tax legislation could encourage certain trusts to develop alternative capitalization or operating strategies. Until DBRS is able to discuss these issues with those trusts, their ratings will remain "Under Review".

                                USE OF PROCEEDS

     The net proceeds to the Trust from the sale of the Trust Units and the Series III Debentures hereunder are estimated to be $334,111,650 after deducting the fees of $15,495,350 payable to the Underwriters and the estimated expenses of the issue of $300,000. See "Plan of Distribution". The net proceeds of the offering will be used by the Trust to repay a portion of the $427.9 million of indebtedness that was outstanding on October 31, 2006 under the Credit Facilities.

                           DETAILS OF THE OFFERINGS

TRUST UNITS

     The offering of Trust Units consists of 6,420,000 Trust Units at a price of $23.35 per Trust Unit. Subscribers for Trust Units pursuant to this offering who continue to own such Trust Units on January 22, 2007, provided the offering is completed by that time, will be entitled to receive a distribution in respect of January 2007, payable on or about February 15, 2007. Subscribers for Trust Units pursuant to this offering will not be entitled to receive the distribution in respect of December 2006, payable on January 15, 2007 to Unitholders of record on December 22, 2006.

     See "Description of Trust Units" for a summary of the material attributes and characteristics of the Trust Units.

SERIES III DEBENTURES

     The offering of debentures consists of $200,000,000 aggregate principal amount of Series III Debentures at a price of $1,000 per Series III Debenture. The following is a summary of the material attributes and characteristics of the Series III Debentures. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the trust indenture dated September 2, 2004 among the Trust, PrimeWest and the Debenture Trustee (the "PRINCIPAL INDENTURE") as supplemented by the first supplemental trust indenture to be dated as of the date of closing of the offering among the Trust, PrimeWest and the Debenture Trustee and governing the terms of the Series III Debentures (the "FIRST SUPPLEMENTAL INDENTURE" and together with the Principal Indenture, collectively the "INDENTURE") referred to below.

GENERAL

     The Series III Debentures will be issued under the Indenture. The Series III Debentures authorized for issue immediately will be limited in aggregate principal amount to $200 million. The Trust may, however, from time to time, without the consent of the holders of the Series III Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Series III Debentures offered hereby. The Series III Debentures will be issuable only in denominations of $1,000 and integral multiples thereof.

     The Series III Debentures will bear interest from the date of issue at 6.50% per annum. Interest on the Series III Debentures will be payable semi-annually in arrears on July 31 and January 31 in each year, commencing with July 31, 2007. The first interest payment will include interest accrued from the closing of the offering to, but excluding, July 31, 2007.

     The principal amount of the Series III Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Series III Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

     The Series III Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

CONVERSION PRIVILEGE

     The Series III Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to 5:00 p.m. (Calgary time) on the earlier of the maturity date, being the Series III Debenture Maturity Date, and the business day immediately preceding the date specified by the Trust for redemption of the Series III Debentures, at a conversion price of $26.25 per Trust Unit (the "CONVERSION PRICE"), being a conversion rate of 38.0952 Trust Units for each $1,000 principal amount of Series III Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Series III Debentures surrendered for conversion; however, holders converting their Series III

Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Series III Debentures may be converted during the three business days preceding July 31 and January 31 in each year, commencing July 31, 2007, as the registers of the Debenture Trustee will be closed during such periods.

     Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if the holders of the Series III Debentures are allowed to participate as though they had converted their Series III Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

     In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Series III Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive the number of Trust Units or other securities or property such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Series III Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up.

     No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

REDEMPTION AND PURCHASE

     The Series III Debentures will not be redeemable on or before January 31, 2010, except in certain limited circumstances as set forth in the Indenture. On or after February 1, 2010 and prior to maturity, the Series III Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a redemption price of $1,050 per Series III Debenture on or after February 1, 2010 and on or before January 31, 2011, and at a redemption price of $1,025 per Series III Debenture on or after February 1, 2011 and before maturity (each a "REDEMPTION PRICE"), in each case, plus accrued and unpaid interest thereon, if any.

     In the case of redemption of less than all of the Series III Debentures, the Series III Debentures to be redeemed will be selected by the Debenture Trustee on a PRO RATA basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX, if applicable.

     The Trust will have the right to purchase Series III Debentures in the market, by tender or by private contract.

PAYMENT UPON REDEMPTION OR MATURITY

     On redemption or at maturity, the Trust will repay the indebtedness represented by the Series III Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Series III Debentures which are to be redeemed or the principal amount of the outstanding Series III Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Series III Debentures which are to be redeemed or the principal amount of the Series III Debentures which have matured, as the case may be, by issuing Trust Units to the holders of such Series III Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Series III Debentures which are to be redeemed or the principal amount of the outstanding Series III Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

     The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be. The weighted average trading price will be determined by dividing the aggregate sale price of all Trust Units sold on the TSX during the 20 consecutive trading days by the total number of Trust Units so sold.

SUBORDINATION

     The payment of the principal of, and interest on, the Series III Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "SENIOR INDEBTEDNESS" of the Trust will be defined in the Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust (whether outstanding as at the date of the Indenture or thereafter incurred), other than indebtedness evidenced by the Series I Debentures, Series II Debentures and the Series III Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be PARI PASSU with, or subordinate in right of payment to, the Series I Debentures, Series II Debentures and the Series III Debentures.

     The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Series III Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Series III Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Series III Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Series III Debentures
(a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Series III Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

     The Series III Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least PARI PASSU with such other creditors. The Series III Debentures will be subordinated in right of payment to the prior payment in full of all indebtedness under the Credit Facilities. In addition, holders of the Series III Debentures will not be entitled to enforce their rights as a result of any default under the Indenture until the agent under the Credit Facilities has been provided with 180 days prior written notice of that default.

PRIORITY OVER TRUST DISTRIBUTIONS

     The Declaration of Trust provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Series III Debentures, as well as the amount payable upon redemption or maturity of the Series III Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

CHANGE OF CONTROL OF THE TRUST

     Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66?% or more of the Trust Units (a "CHANGE OF CONTROL"), the Trust will be required to make an offer in writing to purchase all of the Series III Debentures then outstanding (the "DEBENTURE OFFER"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "DEBENTURE OFFER PRICE").

     The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Series III Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Series III Debentures.

     If 90% or more of the aggregate principal amount of the Series III Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Series III Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Series III Debentures not tendered pursuant to the Debenture Offer.

INTEREST PAYMENT OPTION

     The Trust may elect, subject to regulatory approval, from time to time to satisfy its obligation to pay all or any part of the interest on the Series III Debentures (the "INTEREST OBLIGATION"), on the date it is payable under the Indenture (an "INTEREST PAYMENT DATE"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or the part, as the case may be, of the Interest Obligation in accordance with the Indenture (the "UNIT INTEREST PAYMENT ELECTION"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

     The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Series III Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Series III Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

     Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Series III Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

EVENTS OF DEFAULT

     The Indenture will provide that an event of default ("EVENT OF DEFAULT") in respect of the Series III Debentures will occur if any one or more of the following described events has occurred and is continuing with respect to such Series III Debentures: (a) failure for 10 days to pay interest on such Series III Debentures when due; (b) failure to pay principal or premium, if any, on such Series III Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of the Series III Debentures then outstanding, declare the principal of and interest on all outstanding Series III Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of such Series III Debentures then outstanding may, on behalf of the holders of all such Series III Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

OFFERS FOR DEBENTURES

     The Indenture will contain provisions to the effect that if an offer is made for the Series III Debentures which is a take-over bid for such Series III Debentures within the meaning of the SECURITIES ACT (Alberta) and not less than 90% of the Series III Debentures (other than Series III Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror), are taken up and paid for by the offeror, the offeror will be entitled to acquire the Series III Debentures held by the holders of such Series III Debentures who did not accept the offer on the terms offered by the offeror.

MODIFICATION

     The rights of the holders of the Series III Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Series III Debenture holders resolutions passed at meetings of the holders of Series III Debentures by votes cast thereat by holders of not less than 66?% of the principal amount of the Series III Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66?% of the principal amount of the Series III Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Series III Debentures of each particularly affected series.

LIMITATION ON ISSUANCE OF ADDITIONAL DEBENTURES

     The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking to the Series III Debentures if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "TOTAL MARKET CAPITALIZATION" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units (including the number of Trust Units that are then issuable on exchange of the Exchangeable
Shares) of the Trust by the current market price of the Trust Units on the relevant date.

     PrimeWest has determined that the issuance of the Series III Debentures pursuant to this offering will not contravene those restrictions in the Indenture after taking into consideration the issued and outstanding Series I Debentures and Series II Debentures.

NON-RESIDENT HOLDERS OF DEBENTURES

     PrimeWest may, at any time and from time to time, in its sole discretion, request that the Debenture Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Series III Debentures, perform residency searches of holders of Series III Debentures and beneficial holders of Series III Debentures mailing address lists and take such other steps specified by PrimeWest to determine or estimate as best possible the residence of the beneficial owners of Series III Debentures. If at any time the board of directors of PrimeWest, in its sole discretion, determines that it is in the best interest of the Trust, PrimeWest, notwithstanding the ability of the Trust to continue to rely on paragraph 132(7)(a) of the Tax Act for the purpose of qualifying as a "mutual fund trust" under the Tax Act, may: (i) require the Debenture Trustee to refuse to accept a subscription for Series III Debentures from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to PrimeWest that the Series III Debentures to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non-resident of Canada; (ii) to the extent practicable in the circumstances, send a notice to registered holders of Series III Debentures which are beneficially owned by non-residents of Canada, chosen in inverse order to the order of acquisition or registration of such Series III Debentures beneficially owned by non-residents of Canada or in such other manner as PrimeWest may consider equitable and practicable, requiring them to sell their Series III Debentures which are beneficially owned by non-residents of Canada or a specified portion thereof within a specified period of not less than 60 days. If the holders of Series III Debentures receiving such notice have not sold the specified number of such Series III Debentures or provided PrimeWest with satisfactory evidence that such Series III Debentures are not beneficially owned by non-residents within such period, PrimeWest may, on behalf of such registered holder of Series III Debentures, sell such Series III Debentures and, in the interim, suspend the rights attached to such Series III Debentures; and (iii) take such other actions as the board of directors of PrimeWest determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Series III Debentures held by non-residents so that the Trust is then not maintained primarily for the benefit of non-residents of Canada.

BOOK-ENTRY SYSTEM FOR DEBENTURES

     The Series III Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "PARTICIPANT"). On the closing date of the offering, the Debenture Trustee will cause the Series III Debentures to be delivered to CDS and registered in the name of its nominee. The Series III Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Series III Debentures will be made only through the depository service of CDS.

     Except as described below, a purchaser acquiring a beneficial interest in the Series III Debentures (a "BENEFICIAL OWNER") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Series III Debentures are purchased.

     Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Series III Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Series III Debentures; or
(c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Series III Debentures paid by or on behalf of the Trust to CDS.

     As indirect holders of Series III Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Series III Debentures registered in their name; (b) may not have physical certificates representing their interest in the Series III Debentures; (c) may not be able to sell the Series III Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Series III Debentures as security.

     The Series III Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "DEBENTURE CERTIFICATES") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Series III Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein), provided that Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Series III Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, and provided further that the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

     Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Series III Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Series III Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debentureholders under the Indenture.

     Interest on the Series III Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

                             PLAN OF DISTRIBUTION

     Pursuant to the underwriting agreement dated as of December 19, 2006 among the Trust, PrimeWest and the Underwriters in respect of the offering (the "UNDERWRITING AGREEMENT"), the Trust has agreed to issue and sell an aggregate of 6,420,000 Trust Units and $200,000,000 aggregate principal amount of Series III Debentures to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units and Series III Debentures on January 11, 2007, or such other date not later than January 22, 2007 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Trust Units and Series III Debentures is conditional upon payment on closing of $23.35 per Trust Unit and $1,000 per Series III Debenture by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $1.1675 per Trust Unit for Trust Units issued and sold by the Trust and $40 per Series III Debenture for Series III Debentures issued and sold by the Trust, for an aggregate fee payable by the Trust of $15,495,350, in consideration for their services in connection with the offering. The terms of the offering were determined by negotiation between PrimeWest, on behalf of the Trust and Scotia Capital Inc. and CIBC World Markets Inc., on their own behalf and on behalf of the other Underwriters.

     The Trust has granted to the Underwriters the Trust Unit Over-Allotment Option to purchase up to an additional 963,000 Trust Units at a price of $23.35 per Trust Unit on the same terms and conditions as the offering of the Trust Units, exercisable in whole or in part from time to time, not later than the 30th day following the closing of the offering to cover over-allotments, if any, and for market stabilization purposes. The Trust has also granted to the Underwriters the Series III Over-Allotment Option to purchase up to an additional $30,000,000 aggregate principal amount of Series III Debentures at a price of $1,000 per Series III Debenture (plus accrued interest from the initial closing of the offering to the closing of the Over-Allotment Option) on the same terms and conditions as the offering of the Series III Debentures, exercisable in whole or in part from time to time, not later than the 30th day following the closing of the offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Options are exercised in full, the total offering, Underwriters' fee and net proceeds to the Trust (before deducting expenses of the offering) will be $402,393,050, $17,819,652.50 and $384,573,397.50, respectively. This short form prospectus also qualifies for distribution the grant of the Over-Allotment Options and the issuance of Trust Units and/or Series III Debentures pursuant to the exercise of the Over-Allotment Options.

     The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units and Series III Debentures that it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units and Series III Debentures. The Underwriters are, however, obligated to take up and pay for all Trust Units and Series III Debentures if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and PrimeWest will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

     Except in certain limited circumstances, the Series III Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Details of the Offerings - Series III Debentures - Book-Entry System for Debentures".

     The Trust has been advised by the Underwriters that, in connection with the offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Trust Units or the Series III Debentures at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

     The Trust has agreed that, subject to certain exceptions (including the issuance of Trust Units on the conversion, redemption or maturity of any Series III Debentures), it will not offer or issue, or enter into an agreement to offer or issue, Trust Units, convertible debentures or any other securities convertible or exchangeable into Trust Units or convertible debentures for a period of 90 days subsequent to the closing date of the offering without the consent of Scotia Capital Inc. and CIBC World Markets Inc., on their own behalf and on behalf of the Underwriters, which consent may not be unreasonably withheld.

     The Trust has applied to list the Trust Units and Series III Debentures and the Trust Units issuable on the conversion, redemption and maturity of the Series III Debentures on the TSX and has applied to list the Trust Units and the Trust Units issuable on the conversion, redemption and maturity of the Series III Debentures on the NYSE. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX and the NYSE.

     The Trust Units and the Series III Debentures offered hereby and the Trust Units issuable on conversion, redemption or maturity of the Series III Debentures (the "SECURITIES") have not been and will not be registered under the UNITED STATES SECURITIES ACT OF 1933, as amended, or any state securities laws, and, accordingly, the Trust Units and the Series III Debentures may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the 1933 Act).

     In addition, until 40 days after the commencement of the offering, an offer or sale of Securities within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the 1933 Act.

            RELATIONSHIP BETWEEN THE TRUST AND CERTAIN UNDERWRITERS

     Each of Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., RBC Dominion Securities Inc. and TD Securities Inc. is, directly or indirectly, a wholly-owned or majority-owned subsidiary of a Canadian chartered bank which, with its U.S.-based branch, is a lender to the Trust, PrimeWest and PrimeWest Partnership pursuant to the Credit Facilities. Consequently, the Trust is considered to be a connected issuer of Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. for the purposes of Canadian securities laws.

     As at September 30, 2006, $419.7 million was outstanding under the Credit Facilities (excluding approximately $6.8 million in letters of credit). Each of the Trust, PrimeWest and PrimeWest Partnership are in compliance with all material terms of the agreement governing the Credit Facilities, and none of the lenders thereunder have waived any breach by the Trust, PrimeWest or PrimeWest Partnership of that agreement since its execution. The Credit Facilities are secured by a floating charge oil and gas debenture over all of the present and after-acquired assets of the Trust and its subsidiaries.
Neither the consolidated financial position of the Trust, PrimeWest or PrimeWest Partnership nor the value of the security under the Credit Facilities has changed substantially since the indebtedness under the Credit Facilities was incurred.

     The decision to distribute the Trust Units and the Series III Debentures offered hereby and the determination of the terms of the distribution were made through negotiations primarily between PrimeWest, on behalf of the Trust, and Scotia Capital Inc. and CIBC World Markets Inc., on their own behalf and on behalf of the remaining Underwriters. The lenders thereunder did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of this issuance, each of Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., RBC Dominion Securities Inc. and TD Securities Inc. will receive its share of the Underwriters' fee.

                  CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Stikeman Elliott LLP, counsel to the Trust, and Macleod Dixon LLP, counsel to the Underwriters (together, "COUNSEL"), the following is a summary of the material Canadian federal income tax considerations under the Tax Act in respect of the acquisition of Trust Units and Series III Debentures pursuant to this offering generally applicable to purchasers who, for purposes of the Tax Act and at all material times, hold the Trust Units or Series III Debentures, as the case may be, as capital property, and deal at arm's length, and are not affiliated, with the Trust. Generally, Trust Units and Series III Debentures will be considered to be capital property to a holder thereof provided the holder does not hold such securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Canadian resident holders who might not otherwise be considered to hold their Trust Units or Series III Debentures as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such securities and all other "Canadian securities" as defined in the Tax Act treated as capital property.

     This summary is not applicable to a Unitholder or a Series III Debenture holder that is a "financial institution" or a "specified financial institution", as defined for purposes of the Tax Act, or a Unitholder an interest in which would be a "tax shelter investment" under the Tax Act.

     This summary is based upon the provisions of the Tax Act and the regulations thereunder (the "TAX REGULATIONS") in force as of the date hereof, all specific proposals to amend the Tax Act and the Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "PROPOSED AMENDMENTS") and Counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the "CRA"). TO THE EXTENT THAT DETAILS HAVE BEEN RELEASED, THIS SUMMARY ALSO TAKES INTO ACCOUNT THE OCTOBER 31 PROPOSALS. IF ENACTED IN THE FORM PROPOSED, SUCH PROPOSALS WOULD BE EXPECTED IN DUE COURSE TO RESULT IN ADVERSE TAX CONSEQUENCES TO THE TRUST AND CERTAIN OF ITS UNITHOLDERS WHICH COULD BE MATERIALLY DIFFERENT THAN THE CONSEQUENCES DESCRIBED HEREIN.

     This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the acquisition of Trust Units and Series III Debentures and, except for the Proposed Amendments (including the October 31 Proposals), does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE RELIED ON AS LEGAL OR TAX ADVICE OR REPRESENTATIONS TO ANY PARTICULAR INVESTOR. CONSEQUENTLY, POTENTIAL INVESTORS ARE URGED TO SEEK INDEPENDENT TAX ADVICE IN RESPECT OF THE CONSEQUENCES TO THEM OF ACQUIRING TRUST UNITS OR SERIES III DEBENTURES, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

STATUS OF THE TRUST

     Based on certain representations made to Counsel by PrimeWest, the Trust currently qualifies as a mutual fund trust under the provisions of the Tax Act and the balance of the summary assumes that the Trust will continue to so qualify. The Trust is also a "registered investment" under the Tax Act.

     The requirements to qualify as a mutual fund trust for purposes of the Tax Act include:

     o the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or an interest in real property) that is
          capital   property  of  the  Trust,   or  any  combination  of  these
          activities;

     o the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units. In this regard, there must be at least 150 Unitholders, each of whom owns not less than one "block" of Trust Units having a fair market value of not less than $500 (a "block" of Trust Units means 100 Trust Units if the fair market value of one Trust Unit is less than $25 and 25 Trust Units if the fair market value of one Trust Unit is $25 or more but less than $100); and

     o continuously from the time of its creation, all or substantially all of the Trust's property must consist of property other than property that would be "taxable Canadian property" for purposes of the Tax Act.

     The Trust has certain restrictions on its activities and its powers such that PrimeWest believes it is reasonable to expect that the requirements will be satisfied. However, PrimeWest and the Trust can provide no assurances that the requirements will continue to be met.

     If the Trust were not to so qualify as a mutual fund trust, the income tax considerations would in some respects be materially different from those described below. See "Risk Factors".

     Pursuant to the October 31 Proposals the Trust will likely be characterized as a "specified investment flow-through" trust ("SIFT") and as a result would be subject to the October 31 Proposals. It is assumed for purposes of this summary that the Trust will be characterized as a SIFT. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFTs that begin to be publicly traded after October 2006 and, generally, January 1, 2011 for all SIFTs that were previously publicly traded, subject to the possibility that a SIFT that was already publicly traded before November 2006 may become subject to the new rules before January 1, 2011 if the trust experiences growth, other than "normal growth", before then. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Of particular significance to the Trust in the context of this offering is the following:

     (i) for the period from November 1, 2006 to December 31, 2007, a SIFT will be permitted a "safe harbour" equity growth of 40%. The safe harbour will be measured by reference to the aggregate market capitalization, as at the end of trading on October 31, 2006, of the SIFT's issued and outstanding publicly-traded units (not including convertible debt, options or other interests that are convertible into or exchangeable for units); and

     (ii) replacing debt that was outstanding as of October 31, 2006 with new equity will not be considered growth.

     According to the Department of Finance guidelines, new equity for these purposes includes units and debt that is convertible into units. As of the close of trading on October 31, 2006, the Trust's market capitalization (not including any securities convertible into or exchangeable for Trust Units) was approximately $2.379 billion.

     It is assumed for the purposes of this summary that the Trust will not be subject to the October 31 Proposals until January 1, 2011.

TAXATION OF THE TRUST

     The Trust is subject to tax in each taxation year on its income for the year, computed as though it were a separate individual resident in Canada. The taxation year of the Trust ends on December 31 of each year.

     The Trust is required to include in its income for each taxation year (i) all amounts in respect of the Royalty, including any amounts subject to set-off in respect of non-deductible Crown charges reimbursed by it to PrimeWest in that year and (ii) all interest that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year.

     In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income, and interest on the Series III Debentures and the Series I Debentures and Series II Debentures. The Trust will be entitled to deduct the costs incurred by it in connection with the issuance of Trust Units and Series III Debentures and debt on a five-year, straight-line basis (subject to pro-ration for short taxation years).

     Under the Declaration of Trust, income received by the Trust may be used to finance cash redemptions of Trust Units. A redemption of Trust Units that is effected by a distribution by the Trust to a Unitholder of property of the Trust will be treated as a disposition by the Trust of such property for proceeds of disposition equal to the fair market value thereof and may give rise to a taxable capital gain to the Trust.

     The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "CAPITAL GAINS REFUND"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability on net realized capital gains for such taxation year. The Declaration of Trust accordingly provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to Unitholders.

     Under current tax rules, the Trust may deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above and to the extent permitted under the Tax Act. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in that year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. Under the Trust Indenture, net income of the Trust for each year will be paid or made payable by way of cash distributions to the Unitholders. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of the issuance by the Trust of additional Trust Units ("REINVESTED TRUST UNITS").

     Counsel has been advised that the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions and the Trust's entitlement to a Capital Gains Refund, it is expected that prior to January 1, 2011 the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

     Pursuant to the October 31 Proposals a SIFT (which is expected to include the Trust) will be prevented from deducting any part of the amounts payable to its unitholders in respect of (i) income from businesses it carries on in Canada; (ii) income (other than dividends that the SIFT could, if it were a corporation, deduct under the Tax Act) from its non-portfolio properties; and
(iii) taxable capital gains from its dispositions of non-portfolio properties. "Non-portfolio properties" include Canadian resource properties (if the total fair market value of the SIFT trust's Canadian resource properties and certain other types of property is greater than 50% of the total enterprise value of the SIFT itself) and investments in a "subject entity" (if the SIFT holds securities of the subject entity that have a fair market value greater than 10 percent of the subject entity's total enterprise value, or if the SIFT holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the enterprise value of the SIFT). A subject entity will include corporations resident in Canada, trusts resident in Canada, and partnerships that are Canadian partnerships for purposes of the Tax Act. It is expected that the investment by the Trust in PrimeWest will be an investment in a subject entity, and that the Royalty will constitute a non-portfolio property, for these purposes.

     Under the October 31 Proposals, commencing in January 2011 (provided the Trust experiences only "normal growth" and no "undue expansion" before then), the Trust will be liable for tax (at rates comparable to the combined federal and provincial corporate tax rate) on all income payable to Unitholders, which the Trust will not be able to deduct as a result of being characterized as a SIFT. See "Risk Factors - Income Tax Proposals".

TAXATION OF RESIDENTS OF CANADA

     This portion of the summary is applicable to a Unitholder or Series III Debenture holder who, for the purposes of the Tax Act and at all relevant times, is resident, or deemed to be resident, in Canada.

TAXATION OF UNITHOLDERS

INCOME FROM TRUST UNITS

     Subject to the October 31 Proposals, the income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

     A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year prior to 2011, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units. Provided that appropriate designations are made by the Trust, such portion of the Trust's net taxable capital gains and taxable dividends, if any, as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Unitholder for purposes of the Tax Act.

     Pursuant to the October 31 Proposals, and upon the Trust being subject to such proposals, amounts in respect of Trust income payable to Unitholders that are not deductible to the Trust as a result of the Trust being characterized as a SIFT will be treated as eligible dividends payable to the Unitholders. The October 31 Proposals indicate that such deemed dividends from a SIFT will be taxed as taxable dividends from a taxable Canadian corporation. Therefore, it is expected that such deemed dividends received or deemed to be received by an individual (other than certain trusts) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to eligible dividends received from taxable Canadian corporations, and that such deemed dividends received or deemed to be received by a holder that is a corporation will generally be deductible in computing the corporation's taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act of 33?% on dividends received or deemed to be received to the extent that such dividends are deductible in computing taxable income.

     The amount of any net taxable capital gains designated by the Trust to a Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. See "Taxation of Capital Gains and Capital Losses" below. The non-taxable portion of net realized capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base of the Unitholder's Trust Units. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in a year will generally not be included in the Unitholder's income for the year. However, a Unitholder is required to reduce the adjusted cost base of the Trust Units held by such Unitholder by each such amount that is payable to the Unitholder, otherwise than as proceeds of disposition of Trust Units. To the extent that the adjusted cost base of a Trust Unit to a Unitholder is less than zero, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises. See "Taxation of Capital Gains and Capital Losses" below.

     The amount of dividends designated by the Trust to a Unitholder will be subject to, among other things, the gross-up and dividend tax credit provisions for Unitholders who are individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. In general, net income of the Trust that is designated as taxable dividends from taxable
Canadian corporations or as net taxable capital gains may increase an individual Unitholder's liability for alternative minimum tax.

COST OF TRUST UNITS

     The cost to a Unitholder of a Trust Unit will generally include all amounts paid by the Unitholder for the Trust Unit. Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have a cost equal to the amount of income distributed by the issuance of such Reinvested Trust Units. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property in order to determine the respective adjusted cost base of each Trust Unit.

DISPOSITION OF TRUST UNITS

     Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on a redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of: (i) such Unitholder's adjusted cost base of the Trust Units disposed of, determined immediately before the disposition; and (ii) any reasonable costs of disposition. A redemption of Trust Units in consideration for cash or the issuance of property, including a portion of the Royalty, by the Trust will be a disposition of such Trust Units for proceeds of disposition equal to the amount of such cash or the fair market value of the property, less the amount of any income or capital gain realized by the Trust on the distribution of such property, other than on the distribution of the portion of the Royalty, as the case may be.

     Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder, except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units. See "Taxation of Capital Gains and Capital Losses" below.

     The cost to a Unitholder of any property distributed to the Unitholder by the Trust on a redemption of Trust Units will be equal to the fair market value of such property at the time of distribution. A Unitholder that receives notes on the redemption of Trust Units will be required to include in income interest (including interest that had accrued to the date of distribution of the notes to the Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest that had accrued to the date of distribution of the notes, an offsetting deduction will be available in computing the Unitholder's income from the Trust.

     A Unitholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and interest.

TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES

     Generally, one half of any capital gain (a "TAXABLE CAPITAL GAIN") realized by a Unitholder in a taxation year must be included in the income of the Unitholder for the year, and one half of any capital loss (an "allowable capital loss") realized in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

     A Unitholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

     Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

TAXATION OF DEBENTUREHOLDERS

INTEREST ON DEBENTURES

     A holder of Series III Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Series III Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

     Any other holder will be required to include in computing income for a taxation year all interest on the Series III Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, if in a taxation year such a holder holds Series III Debentures on any "anniversary day" thereof, the holder will be required to include in income for the year interest that has accrued to the holder to the end of that date on the Series III Debentures, to the extent that the interest was not otherwise included in computing the income of the holder for the year or a preceding taxation year. For this purpose, the "anniversary day" of a Series III Debenture means (i) the day that is one year after the day immediately preceding the date of its issue; (ii) the day that occurs at every successive one year interval from the day determined under (i); and (iii) the day upon which the Series III Debenture was disposed of.

     A holder of Series III Debentures that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3 percent on certain investment income, including interest and taxable capital gains.

EXERCISE OF CONVERSION PRIVILEGE

     A holder of a Series III Debenture who exchanges the Series III Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Series III Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of a fractional Trust Unit. The holder will realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures".

     The cost to the holder of the Trust Units so acquired will be equal to their fair market value and must be averaged with the adjusted cost base of all other Trust Units held by the holder at that time as capital property for the purpose of calculating the adjusted cost base of each such Trust Unit.

REDEMPTION OR REPAYMENT OF DEBENTURES

     If the Trust redeems a Series III Debenture prior to maturity or repays a Series III Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Series III Debenture for proceeds of disposition equal to the amount received by the holder (other than an amount received as interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have received proceeds of disposition equal to the fair market value of such Trust Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Trust Units so received will be equal to their fair market value and must be averaged with the adjusted cost base of all other Trust Units held by the holder at that time as capital property for the purpose of calculating the adjusted cost base of each such Trust Unit.

OTHER DISPOSITIONS OF DEBENTURES

     A disposition or deemed disposition by a holder of a Series III Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Any such capital gains or capital losses will be treated, for tax purposes, in the same manner as capital gains and capital losses arising from a disposition of Trust Units which treatment is discussed above under "Taxation of Unitholders".

     Upon such a disposition or deemed disposition of a Series III Debenture, interest accrued thereon to the date of disposition will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Series III Debenture.

TAX-EXEMPT UNITHOLDERS

     Provided that the Trust qualifies as a "mutual fund trust" or is a "registered investment" for purposes of the Tax Act at a particular time, the Trust Units and Series III Debentures will be qualified investments for Plans. If the Trust ceases to qualify as a mutual fund trust and the Trust's registration as a registered investment under the Tax Act is revoked, the Trust Units and Series III Debentures will cease to be qualified investments under the Tax Act for Plans. Where, at the end of a month, a Plan holds Trust Units or Series III Debentures that are not a qualified investment, the Plan may, in respect of that month, be required to pay a tax under Part XI.1 of the Tax Act.

     Plans will generally not be liable for tax in respect of any distributions received from the Trust, interest on any Series III Debentures or any capital gain arising on the disposition of Trust Units or Series III Debentures. However, where a Plan receives property as a result of a redemption of Trust Units, such property may not be a qualified investment under the Tax Act for the Plan and could, as discussed above, give rise to adverse consequences to the Plan (and, in the case of a RRSP or RRIF, to the annuitant thereunder). Accordingly, Plans that own Trust Units should consult their own tax advisors before deciding to exercise their redemption rights.

TAXATION OF UNITHOLDERS NOT RESIDENT OF CANADA

     This portion of the summary is applicable to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident or deemed to be resident in Canada.

TAXATION OF INCOME FROM TRUST UNITS

     Under current tax rules, all income of the Trust determined in accordance with the Tax Act (except taxable capital gains) paid or credited by the Trust in a taxation year to a non-resident Unitholder will generally be subject to Canadian withholding tax at a rate of 25%, subject to a reduction in such rate under an applicable tax treaty or convention, whether such income is paid or credited in cash or in reinvested Trust Units. See "Residents of Canada - Taxation of the Trust" above. The rate of Canadian withholding tax generally is reduced to 15% in respect of amounts that are paid or credited by the Trust to a non-resident Unitholder that is a resident of the United States for the purposes of the Canada - US Tax Convention.

     Under the October 31 Proposals, commencing in 2011 (provided the Trust has experienced only "normal growth" and no "undue expansion" before then), such distributions will be characterized as taxable dividends and as such will similarly be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada - US Tax Convention generally will be entitled to have the rate of such withholding tax reduced to 15%, and to nil for certain U.S. tax exempt Unitholders.

     The Trust is required to maintain a special "TCP gains balance" account to which it will add its capital gains from dispositions after March 22, 2004 of "taxable Canadian property" (as defined in the Tax Act) and from which it will deduct its capital losses from dispositions of such property and the amount of all "TCP gains distributions" (as defined in the Tax Act) made by it in previous taxation years. If the Trust pays an amount to a non-resident Unitholder, makes a designation to treat that amount as a taxable capital gain of the non-resident Unitholder and the total of all such amounts designated by the Trust in a taxation year to non-resident Unitholders and any partnerships which are not "Canadian partnerships" for the purposes of the Tax Act exceeds 5% of all such designated amounts, such portion of that amount as does not exceed the non-resident Unitholder's PRO RATA portion of the Trust's "TCP gains balance" account (as defined in the Tax Act) for the taxation year effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains).

     All other amounts distributed by the Trust to a non-resident Unitholder, other than amounts described above, will be subject to a special Canadian withholding tax of 15%. A non-resident Unitholder will not be required to report such distribution in a Canadian tax return and such distribution will not reduce the adjusted cost base of the non-resident Unitholder's Trust Units. If a non-resident Unitholder realizes a capital loss on the disposition of a Trust Unit in a particular taxation year and files a special tax return on or before such non-resident Unitholder's filing due date for such taxation year, the non-resident Unitholder may be entitled to receive a refund of all or a portion of such tax.

DISPOSITION OF TRUST UNITS

     A non-resident Unitholder will not be subject to taxation in Canada in respect of a capital gain realized on the disposition of Trust Units unless such units constitute "taxable Canadian property", as defined in the Tax Act, and the non-resident Unitholder is not afforded relief under an applicable income tax treaty or convention.

     Trust Units will generally not be taxable Canadian property at the time of the disposition unless: (a) the holder holds or uses, or is deemed to hold or use, the Trust Units in the course of carrying on business in Canada; (b) the Trust Units are "designated insurance property" of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Trust Units the holder, persons with whom the holder does not deal at arm's length (within the meaning of the Tax Act) or the holder together with such persons owned 25% or more of the issued Trust Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of the disposition.

     A non-resident Unitholder whose Trust Units constitute taxable Canadian property generally will realize a capital gain (or capital loss) on the redemption or disposition of such Trust Units equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of: (i) such Unitholder's adjusted cost base of its Trust Units so disposed, determined immediately before the redemption or disposition and (ii) any reasonable costs of disposition, and generally will be subject to tax under the Tax Act in respect of any such capital gain in the same manner as a Unitholder who is resident in Canada (see above under "Residents of Canada - Taxation of Capital Gains and Capital Losses").

     If a non-resident Unitholder disposes of taxable Canadian property, the non-resident Unitholder is required to file a Canadian income tax return for the taxation year in which such disposition occurs.

     Interest paid or credited by the Trust to a non-resident Unitholder on any notes received by the non-resident Unitholder on a redemption of Trust Units will be subject to Canadian withholding tax at a rate of 25%, subject to a reduction in such rate under an applicable tax treaty or convention. Such rate is generally reduced to 10% in the case of any such interest paid to a non-resident Unitholder who is a resident of the United States for the purposes of the Canada - US Tax Convention.

TAXATION OF NON-RESIDENT HOLDERS OF DEBENTURES

     A non-resident holder of a Series III Debenture will generally be subject to Canadian withholding tax at the rate of 25% on interest paid or credited on the Series III Debenture, unless such rate is reduced under the provisions of a tax treaty between Canada and the holder's jurisdiction of residence. A non-resident holder of a Series III Debenture resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention will generally be entitled to have the rate of withholding reduced to 10% of the amount of any interest paid or credited. Any premium paid on a redemption or repurchase of Series III Debentures prior to maturity will be deemed to be interest for Canadian withholding tax purposes.

     A disposition or deemed disposition of a Series III Debenture, whether on conversion, redemption, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act provided that (i) the non-resident holder does not hold or use and is not deemed to hold or use the Series III Debenture in the course of carrying on business in Canada; (ii) the Series III Debenture is not a "designated insurance property" of the non-resident holder for purposes of the Tax Act; (iii) the non-resident holder, persons with whom the non-resident holder does not deal at arm's length (within the meaning of the Tax Act) or the non-resident holder together with such persons did not own 25% or more of the Trust Units at any time during the 60 month period immediately preceding the disposition, and (iv) the Trust is a "mutual fund trust" for the purposes of the Tax Act on the date of disposition.

     If a Series III Debenture is sold or transferred by a non-resident holder to a purchaser that is resident in Canada at a time when interest has accrued and remains unpaid on the Series III Debenture, the portion of the purchase or transfer price attributable to such accrued interest may be deemed to be interest, and there may be liability on the part of the purchaser to remit withholding tax on such deemed interest (and any other amounts deemed to be interest) under the Tax Act.

     THE COMPUTATION OF THE AMOUNT OF INTEREST WHICH IS DEEMED TO HAVE BEEN PAID ON A TRANSFER OF SERIES III DEBENTURES, INCLUDING A REDEMPTION OR CONVERSION, IS COMPLEX, AND IN SOME CIRCUMSTANCES UNCLEAR. NON-RESIDENT SELLERS OR TRANSFERORS OF SERIES III DEBENTURES SHOULD CONSULT THEIR OWN ADVISORS AS TO WHETHER ANY WITHHOLDING OBLIGATION APPLIES.

                                 LEGAL MATTERS

     Certain legal matters in connection with the issuance of the Trust Units and the Series III Debentures offered hereby will be passed upon on behalf of the Trust by Stikeman Elliott LLP, Calgary, Alberta and on behalf of the Underwriters by Macleod Dixon LLP, Calgary, Alberta.

                               LEGAL PROCEEDINGS

     There are no outstanding legal proceedings material to the Trust to which the Trust or any of its subsidiaries is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

                             INTERESTS OF EXPERTS

     The partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of Macleod Dixon LLP, as a group, each owned, directly or indirectly, less than 1% of the outstanding Trust Units.

     Reserve estimates contained in the AIF, and incorporated by reference into this prospectus, as well as the reserve estimates contained in this prospectus, are based upon the report of GLJ evaluating the light and medium oil, heavy oil and associated and non-associated gas reserves attributable to properties owned by PrimeWest and the Trust as at December 31, 2005, and the GLJ Acquisition Report, respectively. The principals of GLJ, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

                                 RISK FACTORS

     An investment in the securities of the Trust is subject to certain risks. INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED AT PAGES 31 TO 35 UNDER "RISKS RELATED TO OUR BUSINESS" AND THE RISKS DESCRIBED AT PAGES 36 TO 37 UNDER "RISKS RELATED TO THE TRUST STRUCTURE AND THE OWNERSHIP OF TRUST UNITS" IN ITEM 6 OF THE AIF INCORPORATED HEREIN BY REFERENCE, AS WELL AS THE FOLLOWING RISK
FACTORS:

MARKET FOR DEBENTURES

     There is currently no market through which the Series III Debentures may be sold and purchasers may not be able to resell Series III Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Series III Debentures after the offering, or if developed, that such a market will be sustained at the price level of the offering.

PRIOR RANKING INDEBTEDNESS; ABSENCE OF COVENANT PROTECTION

     The Series III Debentures will be subordinate to all Senior Indebtedness and to any indebtedness of creditors of the Trust. The Series III Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least PARI PASSU with such other creditors.

     The Indenture will not limit the ability of the Trust to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions. The Indenture does not contain any provision specifically intended to protect holders of the Series III Debentures in the event of a future leveraged transaction involving the Trust. However, the Declaration of Trust, among other things, restricts the Trust's level of indebtedness, provides operating investment guidelines, mandates the making of distributions and specifies the nature of its business.

DILUTIVE EFFECTS ON HOLDERS OF TRUST UNITS

     The Trust may determine to redeem outstanding Series III Debentures for Trust Units, to repay outstanding principal amounts thereunder at maturity of the Series III Debentures by issuing additional Trust Units or, subject to regulatory approval, to satisfy its Interest Obligation by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or part, as the case may be, of the Interest Obligation. Accordingly, holders of Trust Units may suffer dilution. See "Details of the Offerings - Series III Debentures - Payment upon Redemption or Maturity".

INCOME TAX PROPOSALS

     On October 31, 2006 the Federal Minister of Finance (the "FINANCE MINISTER") announced the October 31 Proposals, which include a proposal to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders. The Finance Minister said existing trusts would have a four-year transition period and, subject to the qualification below, would not be subject to the new rules until 2011. However, assuming such proposals are ultimately enacted in the form proposed, the implementation of such proposals would be expected to result in adverse tax consequences to the Trust and certain Unitholders (including most particularly Unitholders that are tax exempt or non-residents of Canada) which could be materially different than the consequences described herein under the heading "Canadian Federal Income Tax Considerations" and may impact cash distributions from the Trust.

     In light of the foregoing, the October 31 Proposals may reduce the value of the Trust Units, which would be expected to increase the cost to PrimeWest of raising capital in the public capital markets. In addition, the October 31 Proposals are expected to (a) substantially eliminate the competitive advantage that PrimeWest and other Canadian energy trusts enjoy relative to their corporate competitors in raising capital in a tax-efficient manner, and (b) place PrimeWest and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity-level taxation. The October 31 Proposals are also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may become more difficult for PrimeWest to compete effectively for acquisition opportunities. There can be no assurance that PrimeWest will be able to reorganize its legal and tax structure to mitigate the expected impact of the October 31 Proposals.

     Further, the proposals provide that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being "revisited", presumably with the loss of the benefit to the Trust of that transitional period. As a result, the adverse tax consequences resulting from the proposals could be realized sooner than 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a SIFT's market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT's issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

     (i) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

     (ii) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

     (iii) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

     The Trust's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $2.379 billion, which means the Trust's "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $950 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $475 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).

     While these guidelines are such that it is unlikely they would affect the Trust's ability to raise the capital required to maintain and grow its existing operations in the ordinary course, they could adversely affect the Trust's ability to undertake more significant acquisitions.

     It is not known at this time when the October 31 Proposals will be enacted by Parliament or whether the October 31 Proposals will be enacted in the form currently proposed.

                    AUDITORS, TRANSFER AGENT AND REGISTRAR

     The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 111 - 5th Avenue S.W., Suite 3100, Calgary, Alberta T2P 5L3.

     The transfer agent and registrar for the Trust Units and the Series III Debentures is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

                STATUTORY AND CONTRACTUAL RIGHTS OF RESCISSION
                       AND STATUTORY RIGHTS OF WITHDRAWAL

     Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                               AUDITORS' CONSENT

     We have read the short form prospectus of PrimeWest Energy Trust (the "TRUST") dated December 21, 2006 (the "PROSPECTUS") relating to the qualification for distribution of 6,420,000 trust units at a price of $23.35 per trust unit and $200 million aggregate principal amount of 6.50% convertible unsecured subordinated series III debentures of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2005 and 2004 and the consolidated statements of income, changes in unitholders' equity and cash flows for the three years ended December 31, 2005. Our report is dated February 10, 2006.


Calgary, Alberta

December 22, 2006
Chartered Accountants

                            CERTIFICATE OF PRIMEWEST


Date:   December 21, 2006

        This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.



                             PRIMEWEST ENERGY TRUST

                           BY: PRIMEWEST ENERGY INC.







     (signed) DONALD A. GARNER                   (signed) DENNIS G. FEUCHUK
            President and                        Vice President, Finance and
      Chief Executive Officer                      Chief Financial Officer




                      On behalf of the Board of Directors:





     (signed) HAROLD N. KVISLE                      (signed) BARRY E. EMES
             Director                                       Director

                        CERTIFICATE OF THE UNDERWRITERS


Date:   December 21, 2006

        To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

                                      SCOTIA CAPITAL INC.                              CIBC WORLD MARKETS INC.

                                          By: (signed)                                       By: (signed)
                                          Mark Herman                                      Brenda A. Mason


     BMO NESBITT BURNS INC.            HSBC SECURITIES        NATIONAL BANK FINANCIAL       RBC DOMINION        TD SECURITIES INC.
                                      (CANADA) INC.                   INC.                SECURITIES INC.

          By: (signed)                  By: (signed)                By: (signed)             By: (signed)          By: (signed)
         Shane C. Fildes                Jay K. Lewis            Robert B. Wonnacott          Derek Neldner      Gregory B. Saksida

CANACCORD CAPITAL CORPORATION                 DESJARDINS SECURITIES INC.                        FIRSTENERGY CAPITAL CORP.

       By: (signed)                                 By: (signed)                                      By: (signed)
       Karl B. Staddon                              Beth A. Shaw                                   Hugh R. Sanderson


           DUNDEE SECURITIES CORPORATION                     GMP SECURITIES L.P.
                   By: (signed)                                 By: (signed)
                Sheldon McDonough                           Sandy L. Edmonstone



                                      C-2

                               P R I M E W E S T


                           E N E R G Y    T R U S T